

Mail Stop 3561

January 26, 2010

Via U.S. Mail and Facsimile to (214) 975-1775

Gavin A. Grounds
President and Director
Stationmate, Inc.
109 E. 17th Street #25
Cheyenne, WY 82001

Dear Mr. Grounds:

We issued comments to you on December 30, 2009 to notify you that Blackwing Group, LLC is no longer registered with the PCAOB, and you may not include Blackwing Group, LLC's audit reports or consents in your filings with the Commission made on or after December 22, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 4, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 4, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

If you have any questions, you may contact John Archfield, Staff Accountant, at (202) 551-3311, or me at 202-551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services